SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the year ended December 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number 1-4982

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
PARKER RETIREMENT SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
PARKER-HANNIFIN CORPORATION
6035 PARKLAND BOULEVARD
CLEVELAND, OHIO 44124-4141

Parker Retirement Savings Plan

Index of Financial Statements

Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits at December 31, 2013 and 2012	2
Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2013 and 2012	3
Notes to Financial Statements	4-13

Supplemental Schedules:
Schedule of Assets (Held at End of Year) at December 31, 2013	14-21
Schedule of Reportable Transactions for the Year Ended December 31, 2013	22

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Participants and Board of Directors
Parker-Hannifin Corporation
Parker Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying statements of net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2013 and 2012, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Parker Retirement Savings Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2013 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ McGladrey LLP
Cleveland, Ohio
June 19, 2014

Parker Retirement Savings Plan

Statements of Net Assets Available for Benefits
At December 31, 2013 and 2012

(Dollars in Thousands)	2013	2012
ASSETS
Plan investments at fair value	$4,012,732	$3,188,805
Notes receivable from participants	92,301	85,606
Employer contribution receivable	25,246	22,684
Participant contribution receivable	375	900
Total assets	4,130,654	3,297,995
LIABILITIES	—	—
Net assets available for benefits at fair value	4,130,654	3,297,995
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(4,082)	(18,485)
Net assets available for benefits	$4,126,572	$3,279,510
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits
For The Years Ended December 31, 2013 and 2012

(Dollars in Thousands)	2013	2012
ADDITIONS
Participants’ contributions	$136,968	$130,460
Employer contributions	86,217	82,961
Net appreciation in fair value of investments	860,713	282,217
Dividend and interest income on investments	43,480	49,800
Interest income on notes receivable from participants	3,716	3,561
Total additions	1,131,094	548,999
DEDUCTIONS
Distributions to participants	293,476	220,275
Trustee fees and other expenses	354	1,153
Total deductions	293,830	221,428
Net increase before transfers	837,264	327,571
Plan transfers	9,798	28,736
Net increase	847,062	356,307
Net assets available for benefits - beginning of year	3,279,510	2,923,203
Net assets available for benefits - end of year	$4,126,572	$3,279,510
The accompanying notes are an integral part of these financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

1. Summary of Significant Accounting Policies

Investment Valuation
The Parker Retirement Savings Plan’s (the Plan) investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. (See Note 7 for discussion of fair value measurements). The Plan presents in the Statements of Changes in Net Assets Available for Benefits interest and dividend income and the net appreciation or depreciation in the fair value of its investments which consists of the realized gains and losses from the sale of investments and the unrealized appreciation and depreciation of investments held by the Plan.
Purchases and sales of securities are reflected on a trade-date basis.
Dividend income is recorded on the ex-dividend date. Interest and other income are recorded as earned on the accrual basis.
Costs incident to the purchase and sale of securities, such as brokerage commissions and stock transfer taxes, as well as investment advisory fees, are charged to the investment fund to which they relate and are netted against dividend and interest income. Certain costs and expenses incurred in administering the Plan are paid out of the Plan’s assets and Parker-Hannifin Corporation (the Company) pays the remainder.
Risks and Uncertainties
Management believes that the Plan’s investments are well diversified and do not create a significant concentration of interest rate, market or credit risk. However, due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amount reported in the Statements of Net Assets Available for Benefits. Participants assume all risk in connection with any decrease in the fair value of any securities in all the funds. Although the annual rates of return with respect to the contracts held in the Contract Income Fund are guaranteed by major insurance companies and banks, the Company does not make any representations as to the financial capability of such companies or their ability to make payments under the contracts.
Subsequent Events
The Plan has evaluated subsequent events that have occurred through the date these financial statements were issued. No subsequent events occurred that required disclosure in or adjustment to these financial statements.
Other
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
The financial statements of the Plan are prepared using the accrual method of accounting.
Benefit distributions are recorded when paid.

In October 2012, the FASB issued new accounting guidance regarding technical corrections and improvements and further enhancements to fair value measurements. This guidance was adopted for the Plan year beginning January 1, 2013 and did not have a significant impact on the Plan's financial statements.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan
General
The following description of the Plan provides only general information. Participants should refer to the Plan document or Summary Plan Description for a more complete description of the Plan’s provisions.
The Plan is a defined contribution plan available to all U.S. domestic regular full-time and part-time non-union employees, and some union employees (if negotiated). Employees are eligible for participation in the Plan the first day of the month following their date of hire and are generally automatically enrolled in the Plan 30 days after their date of hire or rehire. A separate Retirement Income Account (RIA) also exists within the Plan. Some of the Company’s employees participate in the RIA in lieu of participating in a defined benefit plan. Similar to a defined benefit plan, participants do not make contributions to the RIA. The Plan is subject to Sections 401(a) and 401(k) of the Internal Revenue Code and the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.
Contributions
Participants may elect to contribute, through payroll deductions, not less than 1% nor more than 75% of their total compensation for a Plan year and may change such percentage upon request. Participant contributions are made either on a before-tax and/or after-tax basis. Employee and their associated Company matching contribution are primarily recorded in the period that payroll withholdings are deducted from participants. Contributions are subject to certain limitations.
Company matching contributions are invested solely in a non-participant directed Employee Stock Ownership Plan (the ESOP Fund), which holds primarily Company stock (see Note 5).
Participants may suspend their savings plan contributions at any time and may designate one or more of several available funds within the Plan in which their contributions are to be invested. Investment elections may be changed at any time. Employees have the flexibility to invest their RIA contribution in any investment fund (except the Parker-Hannifin Common Stock Fund) offered by the Plan. The available investment funds are:

(a)
Parker-Hannifin Common Stock Fund (Company Stock Fund): Invested primarily in common shares of the Company purchased on the open market. The Plan restricts participants from investing more than 50% of their account balance in the Company Stock Fund.

(b)	Vanguard Institutional Index Fund: Invested in stocks which comprise the S&P 500 Index.

(c)	Vanguard Extended Market Index Fund: Invested primarily in the Standard & Poor’s Completion Index.

(d)
Vanguard FTSE All-World ex-US Index Fund: Invested primarily in securities that tracks the performance of the FTSE All-World ex-US Index. (This fund was closed effective August 1, 2013; all investments were transferred to the Vanguard Total International Stock Index Fund.)

(e)
Vanguard Total Bond Market Index Fund: Invested in a sampling of assets in the Barclays Capital U.S. Aggregate Float Adjusted Index and maintains a dollar-weighted average maturity consistent with that of the index.

(f)
Vanguard Total International Stock Index Fund: This mutual fund employs an indexing investment approach designed to track the investment return of stocks issued by companies located in developed and emerging markets, excluding the United States. (Fund became available to participants effective August 1, 2013.)

(g)
Contract Income Fund: A separately managed fund invested primarily in high-quality fixed income investments such as contracts issued by insurance companies and banks which provide a return guaranteed by the issuer, and debt securities such as notes and bonds issued by Federal agencies or mortgage and other asset-backed securities, with each of these investments typically providing a stable rate of return for a specific period of time. (See Note 6 for a further description of this fund.)

(h)
PIMCO Total Return Portfolio: A managed account invested primarily in securities which have a fixed rate of return such as U.S. government and corporate debt securities, mortgage and other asset-backed securities, U.S. dollar and foreign currency-denominated securities of foreign issuers, and money market instruments.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)

(i)	BlackRock Inflation Protected Bond Fund: Invested primarily in inflation-indexed bonds issued by the U.S. and non-U.S. governments, their agencies, and non-U.S. corporations.

(j)
Victory EB Diversified Stock Fund: A common/collective fund invested primarily in a portfolio of common stocks of large publicly-held companies and securities convertible into common stock. (This fund was closed effective August 1, 2013; all investments were transferred to the JPMorgan Analyst Large Cap Core Fund.)

(k)
JPMorgan Analyst Large Cap Core Fund: A managed account with an objective of outperforming the S&P 500 Index by approximately 2% annualized over a market cycle; generally three to five year time frame. (Fund became available to participants effective August 1, 2013.)

(l)
Dodge and Cox International Stock Fund: Invested primarily in equity securities including common stocks, preferred stock, and convertible securities issued by well established non-U.S. companies from at least three different foreign countries, including emerging markets.

(m)
Fidelity Freedom K Funds: Twelve mutual funds designed to help participants diversify their assets based on their life cycle. The Freedom Funds are invested in equities, fixed income, and money markets based on the participant’s targeted retirement date. (These funds were liquidated and transferred to the equivalent Northern Trust Focus Funds effective February 1, 2014.)

(n)	Aberdeen Emerging Markets Fund: A diversified fund invested primarily in equity securities of emerging market country issuers.

(o)	Pyramis Small Company Commingled Pool: A fund invested primarily in equity securities of smaller, growing companies listed on national and regional exchanges.

(p)	RidgeWorth Mid-Cap Value Equity Trust: A fund invested in a value oriented portfolio of 60 to 80 stocks with emphasis on dividends, valuation and fundamentals.

(q)
GMO Global Equity Allocation Series Fund: A mutual fund which invests substantially all of its assets in the GMO Global Equity Allocation Fund. Normally, at least 80% of the fund's assets consist of equity investments.

Participant Accounts
The Plan utilizes the unit value method for allocating Plan earnings for all funds. Unit values are determined on a daily basis and exclude contributions receivable and benefits payable.

Parker-Hannifin Corporation Contributions
The Company generally contributes an amount equal to 100% of the first 3 percent of the before-tax participant contribution and an amount equal to 50% of the 4th percent and 5th percent of the participant’s contribution. The Company may also match after-tax participant contributions, but matches only 25% of the 4th percent and 5th percent of after-tax participant contributions. Company contributions match the before-tax contributions prior to the after-tax contributions. Participants may diversify their shares of stock in the ESOP Fund at any time to any of the investment funds available within the Plan.
Additionally, the Company makes a contribution every year in February to the participants' RIA accounts. The amount of the contribution relates to the prior year and is based on a formula taking into account the participant’s age and years of service.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

2. Description of the Plan (cont'd)
Notes Receivable from Participants
The Plan has a loan provision which allows an active participant to borrow a minimum of five hundred dollars and up to the lesser of (a) 50% of their account balance or (b) fifty thousand dollars less the largest outstanding loan balance he/she had in the last 12 months. Participants may not borrow or withdraw any funds from their RIA account. The loan must be repaid, with interest equal to the prime rate at the time the loan is entered into plus 1%, over a period from 1 year to 4 1/2 years for a general purpose loan and up to 10 years for a residential loan. Some participant loans have interest rate and repayment terms that differ from the Plan’s loan provisions as some loans were included in the net assets of a plan transfer into the Plan. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent loans are reclassified as distributions based upon the terms of the Plan document.
Contributions Receivable
A RIA contribution receivable of $23,160 and $20,373, reflecting the contribution earned by participants in 2013 and 2012 but paid in 2014 and 2013, was recorded at December 31, 2013 and 2012, respectively. For the year ended December 31, 2013 and 2012, the Plan also recorded receivables for Company matching and participants' contributions relating to plan years 2013 and 2012 but credited to participant's accounts during 2014 and 2013 in the amounts of $2,086 and $375 and $2,311 and $900, respectively.

3. Vesting, Withdrawals and Distributions
Participants are fully vested at all times, except for the RIA. After three years of service, employees are vested in their RIA and may withdraw their RIA money only after termination of employment. In general, a participant’s account is paid out after termination of employment, but under certain circumstances, a participant may withdraw in cash a portion of his/her before-tax and/or after-tax contributions, subject to certain limitations and restrictions.
After a participant terminates employment for any reason, all amounts are distributable to the participant or if the participant is deceased, to the participant’s designated beneficiary. The distribution may be deferred until the age of 70 1/2 if the participant’s account exceeds five thousand dollars. Distributions are made in the form of cash either in a single payment, quarterly installments, or by purchase of an annuity, except that amounts held in the Company Stock Fund and ESOP Fund may be distributed in the form of common shares. The Plan provides that mandatory or involuntary lump-sum distributions in an amount in excess of one thousand dollars but less than five thousand dollars shall only be made in the form of an automatic rollover IRA. Dividends received by the ESOP Fund are either paid to the participants quarterly or annually or reinvested quarterly, at the participants’ election.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

4. Investments

The following represents the fair value of investments held by the Plan at December 31, 2013 and 2012 (investments which exceed 5% of the Plan’s net assets in 2013 or 2012 are separately identified):

	2013	2012
Money Market Fund	$72	$72
Mutual Funds:
Vanguard Institutional Index Fund	254,654	177,420
Others	1,003,307	787,105
Common/Collective Funds:
Victory EB Diversified Stock Fund	—	233,678
Others	240,425	159,115
Contract Income Fund	525,587	517,615
Managed Accounts:
JPMorgan Analyst Large Cap Core Fund	290,465	—
PIMCO Total Return Portfolio	143,845	180,455
Company Stock Fund	336,980	262,354
ESOP Fund	1,217,397	870,991
Total investments	$4,012,732	$3,188,805

The following table presents the investment income for the Plan for the years ended December 31, 2013 and 2012:

	2013	2012
Net appreciation in fair value of investments:
Mutual Funds	$171,276	$85,680
Common/Collective Funds	122,729	54,245
Managed Accounts	21,841	13,172
Company Stock Fund	124,698	38,054
ESOP Fund	420,169	91,066
Total net appreciation in fair value of investments	860,713	282,217
Interest and dividends	43,480	49,800
	$904,193	$332,017

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

5. Nonparticipant-Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non-participant directed investments at December 31, 2013 and 2012 is as follows:

	2013	2012
ESOP Fund	$1,217,397	$870,991

	Year ended December 31,
	2013	2012
Changes in Net Assets:
Net appreciation	$420,169	$91,066
Employer contributions	62,691	59,620
Dividend and interest income	10,960	10,263
Transfers to other plan funds	(82,032)	(40,570)
Distributions to participants	(65,382)	(47,366)
	$346,406	$73,013
6. Contract Income Fund
The Contract Income Fund holds a portfolio of traditional, separate account and synthetic guaranteed investment contracts (GICs) and other short-term securities. All contracts are fully benefit-responsive.
As required by FASB Accounting Standards Codification (ASC) Topic No. 962, Plan Accounting—Defined Contribution Pension Plans, the Statements of Net Assets Available for Benefits presents the Plan’s investments at fair value within the Plan at December 31, 2013 and 2012 as well as the adjustment of the Contract Income Fund investments from fair value to contract value. The Statements of Changes in Net Assets Available for Benefits are prepared on a contract value basis.
The average yields earned by the GICs are as follows:

	2013	2012
Average yield earned by entire fund	1.90%	2.02%
Return on plan assets for 12 months	1.96%	2.52%

Traditional GICs are unsecured, general account obligations of insurance companies. The obligation is backed by the general account assets of the insurance company that writes the investment contract. The crediting rate on this product is typically fixed for the life of the investment. Separate account GICs are investments in a segregated account of assets maintained by an insurance company for the benefit of the investors. The total return of the segregated account assets supports the separate account GICs’ return. The crediting rate on this product will reset periodically and it will have an interest rate of not less than 0%.
General fixed maturity synthetic GICs consist of an asset or collection of assets and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract provides book value accounting for the asset and assures that book value, benefit responsive payments will be made for participant directed withdrawals. The crediting rate of the contract is set at the start of the contract and typically resets every quarter. Generally, fixed maturity synthetics are held to maturity. The initial crediting rate is established based on the market interest rates at the time the initial asset is purchased and it will have an interest crediting rate of not less than 0%.

Constant duration synthetic GICs consist of a portfolio of securities and a benefit responsive, book value wrap contract purchased for the portfolio. The wrap contract amortizes gains and losses of the underlying securities over the portfolio duration, and assures that book value, benefit responsive payments will be made for participant-directed withdrawals. The crediting rate on a constant duration synthetic GIC resets every quarter based on the book value of the contract, the market yield of the underlying assets, the market value of the underlying assets and the average duration of the underlying assets.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

6. Contract Income Fund (cont'd)
The crediting rate aims at converging the book value of the contract and the market value of the underlying portfolio over the duration of the contract and therefore will be affected by movements in interest rates and/or changes in the market value of the underlying portfolio. The initial crediting rate is established based on the market interest rates at the time the underlying portfolio is first put together and it will have an interest crediting rate of not less than 0%.
Withdrawals and transfers resulting from certain events, including employer initiated events and changes in the qualification of the Plan may limit the ability of the fund to transact at book or contract value. These events may cause liquidation of all or a portion of a contract at market value. The Plan administrator does not believe that the occurrence of any event which would limit the Plan’s ability to transact at book or contract value is probable.

7. Fair Value Measurements

The following is a summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2013.

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$72	$72	$—	$—
Mutual Funds
Fidelity Freedom K Funds	691,974	691,974	—	—
Vanguard Institutional Index Fund	254,654	254,654	—	—
Dodge and Cox International Stock Fund	141,027	141,027	—	—
BlackRock Inflation Protected Bond Fund	22,450	22,450	—	—
Vanguard Total Bond Market Index Fund	35,295	35,295	—	—
Vanguard Extended Market Index Fund	73,765	73,765	—	—
Vanguard Total International Stock Index Fund	21,440	21,440	—	—
Aberdeen Emerging Markets Fund	14,070	14,070	—	—
GMO Global Equity Allocation Series Fund	3,286	3,286	—	—
Common / Collective Funds
Pyramis Small Company Commingled Pool	187,337	—	187,337	—
RidgeWorth Mid-Cap Value Equity Trust	53,088	—	53,088	—
Managed Accounts
JPMorgan Analyst Large Cap Core Fund	290,465	290,465	—	—
PIMCO Total Return Portfolio	143,845	—	143,845	—
Contract Income Fund
Short-Term Investment Fund	31,273	31,273	—	—
Traditional GICs	15,151	—	15,151	—
Separate Account GICs	46,533	—	46,533	—
Fixed Maturity Synthetic GICs	40,720	—	40,720	—
Constant Duration Synthetic GICs	391,910	—	391,910	—
Company Stock Fund	336,980	336,980	—	—
ESOP Fund	1,217,397	1,217,397	—	—
Total at December 31, 2013	$4,012,732	$3,134,148	$878,584	$—

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements (cont'd)

A summary of the investments held by the Plan that were measured at fair value on a recurring basis at December 31, 2012 follows:

	Total	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Market Fund	$72	$72	$—	$—
Mutual Funds
Fidelity Freedom K Funds	527,541	527,541	—	—
Vanguard Institutional Index Fund	177,420	177,420	—	—
Dodge and Cox International Stock Fund	104,482	104,482	—	—
BlackRock Inflation-Protected Bond Fund	47,004	47,004	—	—
Vanguard Total Bond Market Index Fund	44,234	44,234	—	—
Vanguard Extended Market Index Fund	35,146	35,146	—	—
Vanguard FTSE All-World ex-US Index Fund	16,753	16,753	—	—
Aberdeen Emerging Markets Fund	11,346	11,346	—	—
GMO Global Equity Allocation Series Fund	599	599	—	—
Common / Collective Funds
Victory EB Diversified Stock Fund	233,678	—	233,678	—
Pyramis Small Company Commingled Pool	128,745	—	128,745	—
RidgeWorth Mid-Cap Value Equity Trust	30,370	—	30,370	—
Contract Income Fund
Short-Term Investment Fund	78,498	78,498	—	—
Stable Value Pooled Fund	3,514	—	3,514	—
Traditional GICs	18,014	—	18,014	—
Separate Account GICs	77,967	—	77,967	—
Fixed Maturity Synthetic GICs	4,603	—	4,603	—
Constant Duration Synthetic GICs	335,019	—	335,019	—
PIMCO Total Return Portfolio	180,455	—	180,455	—
Company Stock Fund	262,354	262,354	—	—
ESOP Fund	870,991	870,991	—	—
Total at December 31, 2012	$3,188,805	$2,176,440	$1,012,365	$—

Refer to Note 2 for information on the above investments.
Fair values are transferred between levels of the fair value hierarchy when facts and circumstances indicate that a change in the method of estimating the fair value of a financial asset is warranted. At December 31, 2013 and 2012, there were no transfers between levels of the fair value hierarchy.
The following is a description of the valuation methodologies used to measure the fair values in the tables above. There have been no changes in the methodologies used to measure fair value at December 31, 2013 and 2012.

Money Market Fund, Mutual Funds, Company Stock Fund and ESOP Fund: Measured at fair value using quoted market prices.
Common / Collective Funds: Measured at fair value using the funds’ closing net asset values. The common / collective funds consist of common stocks and securities convertible into common stock. These investments can be redeemed daily and without any restrictions on the timing of the redemption. Redemption of the entire investment balance generally requires at least a 30-day notice. At December 31, 2013 and 2012, the Plan had no unfunded commitments related to these investments.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

7. Fair Value Measurements (cont'd)

Contract Income Fund: The short-term investment fund is measured at fair value using quoted market prices. Separate account GICs, fixed maturity synthetic GICs and constant duration synthetic GICs are measured at fair value as provided by FT Interactive, insurance company and the external investment manager based upon the contracts’ underlying securities. The underlying securities of separate account GICs primarily include fixed income securities consisting of government and corporate issued bonds and mortgage and asset-backed securities. The underlying securities of the fixed maturity synthetic GICs primarily include investments in commercial, mortgage and asset-backed securities, Freddie Mac and Fannie Mae securities, rate reduction bonds and GNMA project loans. The underlying securities of the constant duration synthetic GICs primarily include fixed income government bonds and asset and mortgage-backed securities index funds, some of which are held in collective trusts. The investments held in the collective trusts can be redeemed daily and without any restriction on the timing of the redemption. At December 31, 2013 and 2012, the Plan had no unfunded commitments related to the investments held in the collective trusts. The stable value pooled fund and traditional GICs are measured at fair value by reference to third-party index rates for instruments with comparable durations. In the December 31, 2012 table presented above, the classification of the fixed maturity synthetic GICs category has been changed from the prior year classification to more accurately categorize the assets within the fair value hierarchy. There has been no change in the method used to calculate the fair value of these assets.
PIMCO Total Return Portfolio: Measured at fair value using a net asset value per share. The account provides exposure to U. S. Government bonds, corporate bonds, foreign bonds and mortgage bonds. These investments can be redeemed daily and without any restrictions on the timing of the redemption. At December 31, 2013 and 2012, the Plan had no unfunded commitments related to these investments.
JPMorgan Analyst Large Cap Core Fund: Measured at fair value using quoted market prices. The fund holds equity securities, real estate investment trusts and cash (money market fund and collateral held for futures). At December 31, 2013, the Plan had no unfunded commitments related to these investments.
The primary investment objective of all investment funds, except the Contract Income Fund, is to obtain a maximum total return and capital appreciation in an amount that at least equals various market-based benchmarks. The primary investment objective of the Contract Income Fund is to provide for a stable rate of return while preserving principal.

8. Tax Status
The Internal Revenue Service (IRS) has determined and informed the Company by letter dated December 27, 2005, that the terms of the Plan and related trust comply with applicable sections of the Internal Revenue Code (IRC). Since receiving the determination letter, the Plan has been amended to provide for various administrative changes including adding additional investment funds. The Plan administrator believes that the Plan continues to be designed and operated in compliance with the applicable provisions of the IRC.
On January 31, 2011, the Company submitted a determination letter filing based on the current plan provisions to the IRS. On March 14, 2011, the Company received an acknowledgment of its filing from the IRS and is currently awaiting approval.

United States generally accepted accounting principles require plan management to evaluate uncertain tax positions taken by the Plan. The Plan administrator has concluded that as of December 31, 2013 and 2012, there were no uncertain tax positions taken or expected to be taken by the Plan. The Plan has not recognized any interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits in progress for any tax years prior to 2010.

9. Plan Termination
Although it has not expressed any intent to do so, the Company, by action of its Board of Directors, without further approval by the shareholders, has the right to amend, modify, suspend, or terminate the Plan in its entirety, or as to any subsidiary or operating location. No amendment, modification, suspension, or termination may permit assets held in trust by the trustee to be used for or diverted to purposes other than for the exclusive benefit of participants or their beneficiaries. If the Plan is terminated, all participant accounts would become fully vested.

Parker Retirement Savings Plan

Notes to Financial Statements
(Dollars in Thousands)

10. Party-In-Interest
Certain Plan investments that are held by the Plan are investment funds managed by Fidelity Management Trust Company (Fidelity) and Pyramis Global Advisors Trust Company, a Fidelity Investment Company. Fidelity is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions.
The Plan also holds shares of Parker-Hannifin Corporation common stock. Investment activity related to these shares qualify as party-in-interest transactions.

11. Plan Transfers
As a result of the Company's acquisitions, various qualified defined contribution plans were merged into the Plan. The value of the individual participant accounts did not change as a result of the transfer of assets to the Plan.

During the plan year ended December 31, 2013, net assets of the plan identified below were transferred to the Plan:

Plan Name	Merger Date	Net Assets Transferred
PGI 401(k) Retirement Plan	April 11, 2013	$9,798

During the plan year ended December 31, 2012, net assets of the plans identified below were transferred to the Plan:

Plan Name	Merger Date	Net Assets Transferred
Hi-Tech Rubber, Inc. Salary Savings Plan	June 29, 2012	$6,798
Snap-Tite Inc. 401(k) Savings Plan	August 10, 2012	20,847
Olear USA, Inc. 401(k) Profit Sharing Plan	November 1, 2012	676
QTI Human Resources Inc. 401(k) Plan	December 18, 2012	415
Total transfers during 2012		$28,736

12. Reconciliation of Financial Statements to Form 5500
Fully benefit-responsive GICs are recorded on the Form 5500 at fair value while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value. Notes receivable from participants are reported on the Form 5500 as participant loans and are considered to be plan investments while in the Plan’s financial statements they are classified as receivables from participants. On Form 5500, the Plan recorded the fair value of $92,301 for participant loans, less $2,853 for deemed distributions to participants, at December 31, 2013.

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
*	Fidelity Investments	Money Market Fund	**	$72
	Vanguard Group, Inc.	Vanguard Institutional Index Fund	**	254,654
	Dodge & Cox	Dodge and Cox International Stock Fund	**	141,027
	Black Rock Advisors LLC	BlackRock Inflation Protected Bond Fund	**	22,450
	Vanguard Group, Inc.	Vanguard Total Bond Market Index Fund	**	35,295
	Vanguard Group, Inc.	Vanguard Extended Market Index Fund	**	73,765
	Vanguard Group, Inc.	Vanguard Total International Stock Index Fund - Institutional Shares	**	21,440
	Aberdeen Asset Management Inc.	Aberdeen Emerging Markets Fund	**	14,070
	GMO LLC	GMO Global Equity Allocation Series Fund	**	3,286
*	Fidelity Investments	Fidelity Freedom K Income Fund	**	10,473
*	Fidelity Investments	Fidelity Freedom K 2000 Fund	**	4,448
*	Fidelity Investments	Fidelity Freedom K 2005 Fund	**	5,237
*	Fidelity Investments	Fidelity Freedom K 2010 Fund	**	24,790
*	Fidelity Investments	Fidelity Freedom K 2015 Fund	**	83,801
*	Fidelity Investments	Fidelity Freedom K 2020 Fund	**	145,112
*	Fidelity Investments	Fidelity Freedom K 2025 Fund	**	136,795
*	Fidelity Investments	Fidelity Freedom K 2030 Fund	**	107,047
*	Fidelity Investments	Fidelity Freedom K 2035 Fund	**	67,771
*	Fidelity Investments	Fidelity Freedom K 2040 Fund	**	58,144
*	Fidelity Investments	Fidelity Freedom K 2045 Fund	**	19,502
*	Fidelity Investments	Fidelity Freedom K 2050 Fund	**	28,854
*	Pyramis Global Advisors Trust Co.	Pyramis Small Company Commingled Pool	**	187,337
	RidgeWorth Investments	RidgeWorth Mid-Cap Value Equity Trust	**	53,088
	PIMCO Investments LLC	Short-Term Investment Funds	**	14,727
	PIMCO Investments LLC	PIMCO PRIV US GOVT SEC Fund, 1.88%, 12/01/2026	**	22,783
	PIMCO Investments LLC	PIMCO PRIV Real Return Bond SEC, 1.51%, 06/1/2022	**	19,103
	PIMCO Investments LLC	PIMCO PRIV Mortgage SEC Fund, 2.86%, 11/1/2019	**	40,249
	PIMCO Investments LLC	PIMCO PRIV High Yield SEC Fund, 9.27%, 12/1/19	**	3,061
	PIMCO Investments LLC	PIMCO PRIV Investment Grade CORP SEC, 5.06%, 5/01/2020	**	22,123
	PIMCO Investments LLC	PIMCO PRIV ABS Sector Fund, 2.07%, 11/1/2016	**	3,520
	PIMCO Investments LLC	PIMCO MUNI Sector Fund PORTF, 5.57%, 5/1/2024	**	1,509
	PIMCO Investments LLC	PIMCO PRIV EMERG MKT SECT, 5.43%, 8/1/2024	**	4,611
	PIMCO Investments LLC	PIMCO PRIV INTL Sector Fund, 3.25%, 5/1/2017	**	12,159
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ADOBE SYSTEMS INC; 33,943 SHARES	**	2,032
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AIR PRODUCTS & CHEMICALS INC; 10,650 SHARES	**	1,190

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALCOA INC; 193,587 SHARES	**	2,058
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALEXION PHARMACEUTICALS INC; 16,450 SHARES	**	2,189
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLERGAN INC; 7,913 SHARES	**	879
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ALLIANCE DATA SYSTEMS CORP; 3,975 SHARES	**	1,045
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMAZON.COM INC; 8,327 SHARES	**	3,321
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN ELECTRIC POWER; 32,056 SHARES	**	1,498
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AMERICAN INTERNATIONAL GROUP; 15,188 SHARES	**	775
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ANADARKO PETROLEUM CORP; 23,944 SHARES	**	1,899
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	APPLE INC; 12,662 SHARES	**	7,105
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AUTOZONE INC; 3,157 SHARES	**	1,509
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AXIALL CORP; 10,175 SHARES	**	483
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BALL CORP; 26,984 SHARES	**	1,394
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BANK OF AMERICA CORP; 365,858 SHARES	**	5,696
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BAXTER INTERNATIONAL INC; 31,438 SHARES	**	2,187
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BIOGEN IDEC INC; 14,603 SHARES	**	4,085
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BRISTOL-MYERS SQUIBB CO; 92,138 SHARES	**	4,897
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CBS CORP-CLASS B NON VOTING; 34,918 SHARES	**	2,226
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CSX CORP; 109,008 SHARES	**	3,136
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CVS CAREMARK CORP; 42,466 SHARES	**	3,039
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CAPITAL ONE FINANCIAL CORP; 31,846 SHARES	**	2,440
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CELGENE CORP; 21,860 SHARES	**	3,693
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CERNER CORP; 16,960 SHARES	**	945
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHENIERE ENERGY INC; 20,994 SHARES	**	905
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CHEVRON CORP; 27,376 SHARES	**	3,420
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CISCO SYSTEMS INC; 150,558 SHARES	**	3,380

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CITIGROUP INC; 102,175 SHARES	**	5,324
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CITRIX SYSTEMS INC; 18,327 SHARES	**	1,159
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COCA-COLA CO; 64,086 SHARES	**	2,647
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COGNIZANT TECH SOLUTIONS-A; 16,715 SHARES	**	1,688
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COMCAST CORP-CLASS A; 81,891 SHARES	**	4,255
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	COSTCO WHOLESALE CORP; 15,617 SHARES	**	1,859
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DTE ENERGY COMPANY; 14,214 SHARES	**	944
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	DISH NETWORK CORP-A; 28,642 SHARES	**	1,659
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EQT CORP; 10,306 SHARES	**	925
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EAST WEST BANCORP INC; 19,792 SHARES	**	692
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EBAY INC; 48,469 SHARES	**	2,660
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EMERSON ELECTRIC CO; 49,823 SHARES	**	3,497
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EXXON MOBIL CORP; 63,605 SHARES	**	6,437
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FLUOR CORP; 41,525 SHARES	**	3,334
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FREEPORT-MCMORAN COPPER; 66,359 SHARES	**	2,504
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL MILLS INC; 51,434 SHARES	**	2,567
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GENERAL MOTORS CO; 68,283 SHARES	**	2,791
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	GOOGLE INC-CL A; 6,904 SHARES	**	7,737
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WW GRAINGER INC; 5,956 SHARES	**	1,521
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HALLIBURTON CO; 40,588 SHARES	**	2,060
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HARTFORD FINANCIAL SVCS GRP; 25,025 SHARES	**	907
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HEWLETT-PACKARD CO; 21,761 SHARES	**	609
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HOME DEPOT INC; 56,500 SHARES	**	4,652
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HONEYWELL INTERNATIONAL INC; 30,683 SHARES	**	2,803
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	HUMANA INC; 17,670 SHARES	**	1,824

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INTERCONTINENTALEXCHANGE GROUP INC; 11,638 SHARES	**	2,618
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	JOHNSON & JOHNSON; 90,081 SHARES	**	8,251
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	JOHNSON CONTROLS INC; 48,818 SHARES	**	2,504
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	KLA-TENCOR CORPORATION; 12,798 SHARES	**	825
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LAM RESEARCH CORP; 54,185 SHARES	**	2,950
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LENNAR CORP-A; 12,932 SHARES	**	512
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LINKEDIN CORP- A; 2,069 SHARES	**	449
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LOWE'S COS INC; 57,196 SHARES	**	2,834
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	LULULEMON ATHLETICA INC; 16,991 SHARES	**	1,003
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MARATHON OIL CORP; 43,701 SHARES	**	1,543
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MARATHON PETROLEUM CORP; 18,549 SHARES	**	1,702
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MARSH & MCLENNAN COS; 37,076 SHARES	**	1,793
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MASCO CORP; 59,786 SHARES	**	1,361
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MCKESSON CORP; 12,713 SHARES	**	2,052
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	METLIFE INC; 50,956 SHARES	**	2,748
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	METTLER-TOLEDO INTERNATIONAL; 2,477 SHARES	**	601
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MICROSOFT CORP; 158,267 SHARES	**	5,924
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MONDELEZ INTERNATIONAL INC-A; 101,501 SHARES	**	3,583
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MONSANTO CO; 24,248 SHARES	**	2,826
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	MORGAN STANLEY; 111,340 SHARES	**	3,492
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NEXTERA ENERGY INC; 28,666 SHARES	**	2,454
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	NISOURCE INC; 39,357 SHARES	**	1,294
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	OCCIDENTAL PETROLEUM CORP; 11,007 SHARES	**	1,047
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ORACLE CORP; 77,221 SHARES	**	2,954
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PACCAR INC; 77,777 SHARES	**	4,602

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PEPSICO INC; 34,924 SHARES	**	2,897
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILIP MORRIS INTERNATIONAL; 39,786 SHARES	**	3,467
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PHILLIPS 66; 22,297 SHARES	**	1,720
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PRICELINE GROUP INC/THE; 1,464 SHARES	**	1,702
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PROCTER & GAMBLE CO/THE; 37,844 SHARES	**	3,081
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	PULTEGROUP INC; 21,192 SHARES	**	432
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	QEP RESOURCES INC; 21,615 SHARES	**	663
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	QUALCOMM INC; 45,751 SHARES	**	3,396
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SPX CORP; 14,970 SHARES	**	1,491
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SVB FINANCIAL GROUP; 8,406 SHARES	**	881
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SCHLUMBERGER LTD; 50,747 SHARES	**	4,573
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SEMPRA ENERGY; 15,774 SHARES	**	1,416
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	STATE STREET CORP; 26,332 SHARES	**	1,932
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TJX COMPANIES INC; 43,206 SHARES	**	2,754
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TERADYNE INC; 66,101 SHARES	**	1,165
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER INC; 52,706 SHARES	**	3,675
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TIME WARNER CABLE; 12,003 SHARES	**	1,626
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	TOLL BROTHERS INC; 16,629 SHARES	**	615
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNION PACIFIC CORP; 15,822 SHARES	**	2,658
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED STATES STEEL CORP; 38,574 SHARES	**	1,138
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITED TECHNOLOGIES CORP; 67,617 SHARES	**	7,695
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	UNITEDHEALTH GROUP INC; 45,673 SHARES	**	3,439
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VF CORP; 34,448 SHARES	**	2,147
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERIZON COMMUNICATIONS INC; 52,903 SHARES	**	2,600
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VERTEX PHARMACEUTICALS INC; 26,475 SHARES	**	1,967

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VISA INC-CLASS A SHARES; 18,938 SHARES	**	4,217
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	VMWARE INC-CLASS A; 10,811 SHARES	**	970
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WELLS FARGO & CO; 136,892 SHARES	**	6,215
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	WILLIAMS COS INC; 37,838 SHARES	**	1,459
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	YUM! BRANDS INC; 18,332 SHARES	**	1,386
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ZIONS BANCORPORATION; 24,396 SHARES	**	731
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AXIS CAPITAL HOLDINGS LTD; 5,000 SHARES	**	238
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACCENTURE PLC-CL A; 21,371 SHARES	**	1,757
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	EATON CORP PLC; 19,805 SHARES	**	1,508
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ENSCO PLC-CL A; 24,797 SHARES	**	1,418
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	FREESCALE SEMICONDUCTOR LTD; 17,616 SHARES	**	283
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	INVESCO LTD; 37,964 SHARES	**	1,382
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ACE LTD; 23,107 SHARES	**	2,392
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	ROYAL CARIBBEAN CRUISES LTD; 14,278 SHARES	**	677
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	AVAGO TECHNOLOGIES LTD; 50,953 SHARES	**	2,695
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	SIMON PROPERTY GROUP INC; 13,532 SHARES	**	2,059
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	BOSTON PROPERTIES INC; 9,631 SHARES	**	967
	JPMorgan Inv. Mgmt Co - JPMorgan Analyst Large Cap Core Fund	CASH HELD IN MONEY MARKET AND FUTURES ACCOUNTS	**	4,578
*	Fidelity Investments	Short-Term Investment Fund100-31-GDPH GOVT MM Portfolio, 0.01%	**	31,273
	ING Life Insurance & Annuity Co.	Separate Account GIC - 60403	**	51,168
	Metropolitan Life Insurance Co.	Traditional GIC - GAC 32945	**	7,575
	Prudential Financial Inc.	Traditional GIC - GA 63033	**	7,576
	New York Life	Separate Account GIC - GA 29012	**	46,533
	Prudential Financial Inc.	Pru Core Conservative International Bond Fund	**	130,506
	Monumental Life Insurance Co.	MFB NTGI-QM COLTV Daily 1-5 YR CR BD Index Fund	**	21,521
	Monumental Life Insurance Co.	NT Collective Short-Term GOVT Bond Index Fund	**	14,351
	Monumental Life Insurance Co.	MFB NT Collective 1-10 YR INTERM GOVT Bond Index Fund	**	14,348

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	Monumental Life Insurance Co.	MFB NT Collective Asset-Backed SEC Bond Index Fund	**	28,687
	Monumental Life Insurance Co.	MFB NT Collective COMM MTG-Backed SEC Index Fund	**	3,584
	Monumental Life Insurance Co.	MFB NT COLTV MTG-Backed SEC Index Fund	**	32,984
	Monumental Life Insurance Co.	MFB NT GI-QM Collective Daily 1-10 YR INTERM Credit Bond IDX Fund	**	27,967
	Bank of America N.A.	MFB NTGI-QM Collective Daily 1-5 YR CR BD Index Fund	**	10,019
	Bank of America N.A.	NT Collective Short-Term GOVT Bond Index Fund	**	6,681
	Bank of America N.A.	MFB NT Collective 1-10 YR INTERM GOVT Bond Index Fund	**	6,680
	Bank of America N.A.	MFB NT Collective Asset-Back Securities Bond Index Fund	**	13,355
	Bank of America N.A.	MFB NT Collective Comm MTG-Backed Securities Index Fund	**	1,669
	Bank of America N.A.	MFB NT COLTV MTG-Backed SEC Index Fund	**	15,371
	Bank of America N.A.	MFB NT GI-QM Collective Daily 1-10 YR INTERM Credit Bond IDX	**	13,019
	American General Life	Cash	**	752
	American General Life	CCCIT 2013-A3 A3, 1.11%, 7/22/2016	**	1,109
	American General Life	CD 2006-CD2 A2, 5.41%, 1/15/2014	**	405
	American General Life	CHAIT 2012-A3 A3, 0.79%, 6/15/2015	**	1,129
	American General Life	FHR 2668 AZ, 4.0%, 8/15/2018	**	1,157
	American General Life	FHR 3722 AH, 2.25%, 5/15/2020	**	1,441
	American General Life	FHR 3893 HC, 3.0%, 2/18/2020	**	1,071
	American General Life	FHR 3896 CH, 3.0%, 1/15/2019	**	1,070
	American General Life	FHR 4002 DB, 2.0%, 6/15/2021	**	680
	American General Life	FITAT 2013-1 A3, 0.88%, 7/15/2016	**	853
	American General Life	FNR 2010-29 PA, 4.50%, 8/25/2017	**	802
	American General Life	FNR 2011-106 LE, 3.0%, 12/26/2018	**	985
	American General Life	FNR 2011-36 QC, 3.0%, 2/25/2019	**	1,134
	American General Life	FNR 2011-5 UD, 2.00%, 11/25/2020	**	1,734
	American General Life	FNR 2011-76 A, 3.5%, 05/28/2019	**	967
	American General Life	GNR 2010-87 NE, 3.0%, 2/20/2020	**	936
	American General Life	GNR 2011-17 JA, 4.0%, 3/20/2020	**	859
	American General Life	GNR 2011-45 LG, 3.25%, 3/20/2023	**	1,150
	American General Life	GNR 2012-38 TE, 1.50%, 3/16/2020	**	1,236
	American General Life	GNR 2013-127 A, 2.0%, 8/16/2019	**	995
	American General Life	GNR 2013-193A, 2.0%, 3/16/2019	**	1,991
	American General Life	GSMS 2013-GC13 A1, 1.21%, 4/10/2018	**	1,274
	American General Life	HART 2013-B A3, 0.71%, 5/16/2016	**	1,001
	American General Life	JDOT 2013-B A3, 0.87%, 10/17/2016	**	1,405
	American General Life	JPMBB 2013-C12 A1, 1.08%, 5/15/2018	**	1,120

Parker Retirement Savings Plan
Schedule H, Line 4(i) – Schedule of Assets (Held at End of Year)
December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b) Identity of issue, borrower, lessor, or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value	(d) Cost	(e) Current value
	American General Life	JPMBB 2013-C14 A1, 1.26%, 7/16/2018	**	948
	American General Life	JPMCC 2005-LDP4 A4, 4.92%, 8/17/2015	**	998
	American General Life	MLMT 2005-CIP1 A2, 4.96%, 5/12/2014	**	441
	American General Life	MPEF 2007-A A1, 4.98%, 1/15/2014	**	314
	American General Life	MSBAM 2013-C13 A1, 1.12%, 11/15/2018	**	1,993
	American General Life	T 0 1/4 05/15/16, 0.25%, 5/16/2016	**	649
	American General Life	T 0 5/8 10/15/16, 0.63%, 10/17/2016	**	6,222
	American General Life	VALET 2013-2 A3, 0.70%, 5/22/2017	**	898
	American General Life	VWALT 2013-A A2A, 0.63%, 4/20/2015	**	1,001
*	Parker-Hannifin Corporation	Company Stock Fund (2,578,869 shares)	**	336,980
*	ESOP Fund	Parker-Hannifin Corporation common stock (9,364,308 shares)	$210,272	1,217,397
*	Participant Loans	Participant Loans - 3.25% - 9.50%, maturing through 2025	**	89,448
	Total		$210,272	$4,102,180
	* Denotes Party-in-Interest
	** Cost information is not required for participant-directed investments

Parker Retirement Savings Plan
Schedule H, Line 4(j) – Schedule of Reportable Transactions
Year Ended December 31, 2013
EIN 34-0451060
(Dollars in Thousands)

(a)	(b)	(c)	(d)	(g)	(h)	(i)
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or loss

Victory Capital Management, Inc.	Victory EB Diversified Stock Fund	__	$286,356	$196,582	$286,356	$89,774

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrator of the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

PARKER RETIREMENT SAVINGS PLAN

BY:	Parker-Hannifin Corporation,
Plan Administrator

BY:	/s/ Jon P. Marten
Jon P. Marten
Executive Vice President-Finance & Administration and Chief Financial Officer
Parker-Hannifin Corporation,
Plan Administrator
June 19, 2014

Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 333-130123 and 333-186733) of Parker-Hannifin Corporation of our report dated June 19, 2014, relating to our audit of the financial statements and supplement schedules of the Parker Retirement Savings Plan which appears in this Annual Report on Form 11-K of the Parker Retirement Savings Plan for the year ended December 31, 2013.
/s/ McGladrey LLP
Cleveland, Ohio
June 19, 2014